Exhibit 21.2

Joseph T. Ryerson & Son, Inc.

Annual Report for the period ended December 31, 2009

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Page
Financial Statements
Report of Independent Registered Public Accounting Firm	1
Consolidated Statements of Operations for the years ended December 31, 2009 and 2008, and the period from October 20, 2007 to December 31, 2007 (Successor), and the period from January 1, 2007 to October 19, 2007 (Predecessor)	2
Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008, and the period from October 20, 2007 to December 31, 2007 (Successor), and the period from January 1, 2007 to October 19, 2007 (Predecessor)	3
Consolidated Balance Sheets at December 31, 2009 and 2008 (Successor)	4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2009 and 2008, and the period from October 20, 2007 to December 31, 2007 (Successor), and the period from January 1, 2007 to October 19, 2007 (Predecessor)	5
Notes to Consolidated Financial Statements	7

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Joseph T. Ryerson & Son, Inc.

We have audited the accompanying consolidated balance sheets of Joseph T. Ryerson & Son, Inc. and Subsidiary Companies (“the Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows of the Company for the year ended December 31, 2009, December 31, 2008 and for the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007. These financial statements are the responsibility of management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows, for the year ended December 31, 2009, December 31, 2008 and for the period from October 20, 2007 through December 31, 2007 and of the Predecessor for the period from January 1, 2007 through October 19, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, effective January 1, 2009 the Company adopted ASC 810-10-45, “Consolidation—Other Presentation Matters” relating to the presentation and accounting for noncontrolling interests.

/s/ Ernst & Young LLP

Chicago, Illinois

March 31, 2010

JOSEPH T. RYERSON & SON, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Net sales	$2,951.4	$5,292.0	$966.3	$5,035.6
Cost of materials sold	2,503.1	4,587.4	830.0	4,308.0

Gross profit	448.3	704.6	136.3	727.6
Warehousing, delivery, selling, general and administrative	468.6	577.1	121.3	565.2
Restructuring and plant closure costs	—	—	—	5.1
Gain on sale of assets	(3.3)	—	—	(7.2)
Impairment charge on fixed assets	19.3	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—

Operating profit (loss)	(34.3)	127.5	15.0	164.5
Other expense:
Other income and (expense), net	(13.1)	2.2	2.2	(1.6)
Interest and other expense on debt	(2.6)	(3.5)	(1.5)	(31.3)
Interest (expense) income on related party loans, net	6.2	(18.3)	(2.7)	4.4

Income (loss) before income taxes	(43.8)	107.9	13.0	136.0
Charge (benefit) in lieu of income taxes	(12.6)	39.2	4.8	47.8

Net income (loss)	(31.2)	68.7	8.2	88.2
Less: Net income (loss) attributable to noncontrolling interest	(2.4)	4.0	1.1	3.5

Net income (loss) attributable to Joseph T. Ryerson & Son, Inc.	$(28.8)	$64.7	$7.1	$84.7

See Notes to Consolidated Financial Statements.

JOSEPH T. RYERSON & SON, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Operating Activities:
Net income (loss)	$(31.2)	$68.7	$8.2	$88.2

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	34.4	37.0	7.4	32.5
Stock-based compensation	—	—	—	23.2
Deferred income taxes	(9.8)	(29.7)	3.6	58.0
Deferred employee benefit costs	(10.0)	(16.4)	(3.1)	(7.4)
Excess tax benefit from stock-based compensation	—	—	(11.5)	(1.9)
Restructuring and plant closure costs	—	—	—	1.3
Gain on sale of property, plant and equipment and other assets	(3.3)	—	—	(7.2)
Impairment charge on fixed assets	19.3	—	—	—
Other postretirement benefits curtailment gain	(2.0)	—	—	—
Change in operating assets and liabilities, net of effects of acquisitions:
Receivables	156.5	111.2	124.6	(68.0)
Inventories	219.1	251.1	(4.6)	488.6
Related party receivable/payable	(13.7)	197.4	(198.7)	5.7
Other assets	(2.1)	0.7	4.4	0.5
Accounts payable	(1.0)	(74.3)	(27.2)	48.3
Accrued liabilities	(32.5)	(35.8)	(37.5)	(14.2)
Accrued taxes payable/receivable	(3.1)	0.8	7.9	(17.5)
Other items	6.0	(7.1)	0.9	2.3

Net adjustments	357.8	434.9	(133.8)	544.2

Net cash provided by (used in) operating activities	326.6	503.6	(125.6)	632.4

Investing Activities:
Capital expenditures	(19.7)	(29.5)	(9.1)	(51.5)
Investment in joint venture	—	—	—	(0.2)
Proceeds from sales of property, plant and equipment	18.4	31.7	4.4	32.8

Net cash provided by (used in) investing activities	(1.3)	2.2	(4.7)	(18.9)

Financing Activities:
Repayment of debt assumed in acquisition	—	—	(175.7)	—
Proceeds from credit and securitization facility borrowings	—	—	—	1,195.0
Repayment of credit and securitization facility borrowings	—	—	—	(1,355.0)
Net short-term proceeds/(repayments) under credit and securitization facilities	—	—	—	(546.5)
Repayment of related party borrowings	(296.6)	(482.8)	249.9	162.7
Net increase (decrease) in book overdrafts	(12.5)	10.0	24.8	(29.1)
Dividends paid	(6.4)	—	—	(36.4)
Capital contribution from Parent	—	11.8	25.4	—
Excess tax benefit from stock-based compensation	—	—	11.5	1.9

Net cash provided by (used in) financing activities	(315.5)	(461.0)	135.9	(607.4)

Net increase (decrease) in cash and cash equivalents	9.8	44.8	5.6	6.1
Effect of exchange rate changes on cash and cash equivalents	11.0	(6.6)	—	—

Net change in cash and cash equivalents	20.8	38.2	5.6	6.1
Cash and cash equivalents—beginning of period	67.7	29.5	23.9	17.8

Cash and cash equivalents—end of period	$88.5	$67.7	$29.5	$23.9

Supplemental Disclosures
Cash paid during the period for:
Interest paid to third parties	$0.6	$0.6	$0.1	$38.5
Interest paid (received) to (from) related parties, net	4.8	19.0	(14.1)	9.9
Income taxes, net	0.7	11.7	3.6	23.9

See Notes to Consolidated Financial Statements.

JOSEPH T. RYERSON & SON, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(In millions, except shares)

	At December 31, 2009	At December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$88.5	$67.7
Receivables less provision for allowances, claims and doubtful accounts of $9.1 in 2009 and $15.5 in 2008	324.9	473.9
Inventories (Note 3)	586.7	796.8
Prepaid expenses and other assets	32.1	6.1

Total current assets	1,032.2	1,344.5
Property, plant and equipment, net of accumulated depreciation (Note 4)	467.7	535.5
Related party long-term notes receivable (Note 5)	371.6	—
Deferred income taxes (Note 11)	73.9	53.5
Other intangible assets (Note 13)	12.4	13.6
Goodwill (Note 12)	69.9	74.9
Deferred charges and other assets	3.6	6.7

Total assets	$2,031.3	$2,028.7

Liabilities
Current liabilities:
Accounts payable	$159.8	$171.6
Related party payable (Note 18)	88.4	105.1
Accrued liabilities:
Salaries, wages and commissions	36.7	55.8
Deferred income taxes	67.0	64.2
Restructuring liabilities (Note 10)	0.9	7.7
Other accrued liabilities	30.4	39.3
Current portion of related-party long-term debt (Note 5)	110.0	—
Current portion of deferred employee benefits	15.6	14.0

Total current liabilities	508.8	457.7
Related party long-term debt (Note 5)	—	35.1
Deferred employee benefits (Note 9)	497.8	490.7
Taxes and other credits	11.3	11.8

Total liabilities	1,017.9	995.3

Commitments and Contingencies (Note 16)

Equity
Joseph T. Ryerson & Son, Inc. stockholders’ equity:
Common stock, no par value; 120,000 shares authorized; 116,259 shares issued in 2009 and 2008 (Note 6)	—	—
Capital in excess of par value	1,061.8	1,068.2
Retained earnings	43.0	71.8
Accumulated other comprehensive income (loss)	(127.3)	(139.2)

Total Joseph T. Ryerson & Son, Inc. stockholders’ equity	977.5	1,000.8
Noncontrolling interest	35.9	32.6

Total equity	1,013.4	1,033.4

Total liabilities and equity	$2,031.3	$2,028.7

See Notes to Consolidated Financial Statements.

JOSEPH T. RYERSON & SON, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Joseph T. Ryerson & Son, Inc. Stockholders
					Accumulated Other Comprehensive Income (Loss)
	Common Stock		Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Foreign Currency Translation	Benefit Plan Liabilities	Unrealized Gain (Loss) on Derivative Instruments	Noncontrolling Interest	Total
	Shares	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars	Dollars
Predecessor
Balance at January 1, 2007	116,259	$—	$865.2	$(160.1)	$9.3	$(78.5)	$—	$26.8	$662.7
Net income	—	—	—	84.7	—	—	—	3.5	88.2
Dividends to parent	—	—	(36.4)	—	—	—	—	—	(36.4)
Foreign currency translation	—	—	—	—	26.4	—	—	6.6	33.0
Changes in unrecognized benefit costs (net of tax benefit of $4.2)	—	—	—	—	—	(6.4)	—	—	(6.4)
Adoption of SFAS 158 (net of tax provision of $6.9)	—	—	—	(2.4)	—	10.6	—	—	8.2
Adoption of FIN 48	—	—	—	(1.5)	—	—	—	—	(1.5)
Unrealized gain on derivative instruments	—	—	—	—	—	—	(1.0)	—	(1.0)

Balance at October 19, 2007	116,259	$—	$828.8	$(79.3)	$35.7	$(74.3)	$(1.0)	$36.9	$746.8

Successor
Balance at October 20, 2007	116,259	$—	$1,031.0	$—	$—	$—	$—	$36.9	$1,067.9
Net income	—	—	—	7.1	—	—	—	1.1	8.2
Capital contribution from parent	—	—	25.4	—	—	—	—	—	25.4
Foreign currency translation	—	—	—	—	(2.3)	—	—	(0.6)	(2.9)
Changes in unrecognized benefit costs (net of tax provision of $8.2)	—	—	—	—	—	13.0	—	—	13.0

Balance at December 31, 2007	116,259	$—	$1,056.4	$7.1	$(2.3)	$13.0	$—	$37.4	$1,111.6
Net income	—	—	—	64.7	—	—	—	4.0	68.7
Capital contribution from parent	—	—	11.8	—	—	—	—	—	11.8
Foreign currency translation	—	—	—	—	(35.2)	—	—	(8.8)	(44.0)
Changes in unrecognized benefit costs (net of tax benefit of $72.7)	—	—	—	—	—	(114.7)	—	—	(114.7)

Balance at December 31, 2008	116,259	$—	$1,068.2	$71.8	$(37.5)	$(101.7)	$—	$32.6	$1,033.4
Net loss	—	—	—	(28.8)	—	—	—	(2.4)	(31.2)
Dividends paid to parent	—	—	(6.4)	—	—	—	—	—	(6.4)
Foreign currency translation	—	—	—	—	23.0	—	—	5.7	28.7
Changes in unrecognized benefit costs (net of tax benefit of $7.7)	—	—	—	—	—	(11.1)	—	—	(11.1)

Balance at December 31, 2009	116,259	$—	$1,061.8	$43.0	$(14.5)	$(112.8)	$—	$35.9	$1,013.4

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Statement of Accounting and Financial Policies

Business Description and Basis of Presentation. Joseph T. Ryerson & Son, Inc. (“JT Ryerson”) conducts materials distribution operations in the United States and in Canada through its majority-owned subsidiary Ryerson Canada, Inc., a Canadian corporation (“Ryerson Canada”). JT Ryerson is a wholly-owned subsidiary of Ryerson Inc. (“Ryerson”). JT Ryerson has an 80% ownership interest in Ryerson Canada in all periods presented. Unless the context indicates otherwise, JT Ryerson, together with its subsidiaries, is collectively referred to herein as “we,” “us,” “our,” or the “Company.”

Ryerson Inc., a Delaware corporation, is a wholly-owned subsidiary of Ryerson Holding Corporation (“Ryerson Holding”), formerly named Rhombus Holding Corporation. Due to the Platinum Acquisition (see Note 2), fiscal 2007 consists of two separate periods of January 1, 2007 to October 19, 2007 (Predecessor) and October 20, 2007 to December 31, 2007 (Successor).

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, FASB Accounting Standards Codification (“ASC 105”). The statement confirmed that the FASB Accounting Standards Codification (the “Codification”) is the single official source of authoritative generally accepted accounting principles (“GAAP”) in the United States (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification does not change GAAP. Instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changed the referencing of financial standards, is effective for interim and annual periods ending on or after September 15, 2009. Thereafter, only one level of authoritative GAAP exists. All other literature is considered non-authoritative. The adoption of ASC 105 did not impact the Company’s financial condition or results of operations.

Fiscal Year. Prior to 2008, Ryerson Canada reported results of operations based on a fiscal year ending on the last Friday in December. In 2008, Canada amended its bylaws to make its fiscal year end December 31 consistent with the Company. Ryerson Canada amounts are reported in these consolidated financial statements for all periods as if the year ended on December 31. Ryerson Canada’s fiscal years 2009, 2008, and 2007 ended on December 31, December 31, and December 28, respectively. The use of the different fiscal period for Canada did not have a material impact on the Company’s results of operations.

Principles of Consolidation. The Company consolidates entities in which it owns or controls more than 50% of the voting shares. Effective January 1, 2007, Ryerson Canada’s operating subsidiaries Integris Metals Ltd., a Canadian federal corporation, and Ryerson Canada, an Ontario corporation, were amalgamated as Ryerson Canada. JT Ryerson’s operating subsidiary Lancaster Steel Service Company, Inc., a New York corporation, was merged into JT Ryerson effective July 1, 2007. The amalgamations did not have an impact on the Company’s results of operations. All significant intercompany balances and transactions have been eliminated in consolidation. Additionally, variable interest entities that do not have sufficient equity investment to permit the entity to finance its activities without additional subordinated support from other parties or whose equity investors lack the characteristics of a controlling financial interest for which the Company is the primary beneficiary are included in the consolidated financial statements. There were no such variable entities that were required to be consolidated as of December 31, 2009 or 2008.

Noncontrolling Interests. Effective January 1, 2009, we adopted the ASC 810-10-45, “Consolidation—Other Presentation Matters” (“ASC 810-10-45”) relating to the presentation and accounting for noncontrolling interests. ASC 810-10-45, which was retrospectively applied, requires the Company’s noncontrolling interest to be separately presented as a component of stockholders’ equity on the Condensed Consolidated Balance Sheet and to include the earnings of a consolidated subsidiary in net income within the Condensed Consolidated Statement of Operations.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Reclassifications. Certain prior period amounts have been reclassified to conform to the 2009 presentation.

Revenue Recognition. Revenue is recognized in accordance with FASB ASC 605, “Revenue Recognition.” Revenue is recognized upon delivery of product to customers. The timing of shipment is substantially the same as the timing of delivery to customers given the proximity of the Company’s distribution sites to its customers. Revenue is recorded net of returns, allowances, customer discounts and incentives. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net (excluded from revenues) basis.

Provision for allowances, claims and doubtful accounts. The Company performs ongoing credit evaluations of customers and sets credit limits based upon review of the customers’ current credit information and payment history. The Company monitors customer payments and maintains a provision for estimated credit losses based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company cannot guarantee that the rate of future credit losses will be similar to past experience. Provisions for allowances and claims are based upon historical rates, expected trends and estimates of potential returns, allowances, customer discounts and incentives. The Company considers all available information when assessing the adequacy of the provision for allowances, claims and doubtful accounts.

Stock-Based Compensation. With the adoption of FASB ASC 718, “Compensation – Stock Compensation” (“ASC 718”), the Company elected to amortize stock-based compensation for awards granted on or after January 1, 2006 on a straight-line basis over the requisite service (vesting) period for the entire award.

Shipping and Handling Fees and Costs. Shipping and handling fees billed to customers are classified in “Net Sales” in our Consolidated Statement of Operations. Shipping and handling costs, primarily distribution costs, are classified in “Warehousing, delivery, selling, general and administrative” expenses in our Consolidated Statement of Operations. These costs totaled $71.7 million for the year ended December 31, 2009, $100.3 million for the year ended December 31, 2008, $19.5 million for the period October 20 to December 31, 2007, and $88.4 million for the period January 1 to October 19, 2007.

Benefits for Retired Employees. The Company recognizes the funded status of its defined benefit pension and other postretirement plans in the Consolidated Balance Sheets, with changes in the funded status recognized through accumulated other comprehensive income (loss), net of tax, in the year in which the changes occur. The estimated cost of the Company’s defined benefit pension plan and its postretirement medical benefits are determined annually after considering information provided by consulting actuaries. Key factors used in developing estimates of these liabilities include assumptions related to discount rates, rates of return on investments, future compensation costs, healthcare cost trends, benefit payment patterns and other factors. The cost of these benefits for retirees is accrued during their term of employment (see Note 9). Pensions are funded primarily in accordance with the requirements of the Employee Retirement Income Security Act (“ERISA”) of 1974 and the Pension Protection Act of 2006 into a trust established for the Ryerson Pension Plan. Costs for retired employee medical benefits are funded when claims are submitted. Certain salaried employees are covered by a defined contribution plan, for which the cost is expensed in the period earned.

Cash Equivalents. Cash equivalents reflected in the financial statements are highly liquid, short-term investments with original maturities of three months or less that are an integral part of the Company’s cash management portfolio. Checks issued in excess of funds on deposit at the bank represent “book” overdrafts and are reclassified to accounts payable. Amounts reclassified totaled $25.9 million and $38.4 million at December 31, 2009 and 2008, respectively.

Inventory Valuation. Inventories are stated at the lower of cost or market value. We use the last-in, first-out (“LIFO”) method for valuing our domestic inventories. We use the weighted-average cost method for valuing our foreign inventories (see Note 3).

Property, Plant and Equipment. Property, plant and equipment are depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. The provision for depreciation in all periods presented is based on the following estimated useful lives of the assets:

Land improvements	20 years
Buildings	45 years
Machinery and equipment	15 years
Furniture and fixtures	10 years
Transportation equipment	6 years

Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Goodwill. In accordance with FASB ASC 350, “Intangibles – Goodwill and Other” (“ASC 350”), goodwill is reviewed at least annually for impairment using a two-step approach. In the first step, the Company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to a market approach at the date of valuation. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair value of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual impairment testing during the fourth quarter and determined that there was no impairment in 2009.

Long-lived Assets and Other Intangible Assets. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized. Any related impairment loss is calculated based upon comparison of the fair value to the carrying value of the asset. Separate intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method. Other intangible assets were amortized primarily over a period of 3 to 5 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007.

Deferred financing costs associated with the issuance of debt are being amortized using the effective interest method over the life of the debt (see Note 5).

Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances when it is more likely than not that the asset will not be realized.

Foreign Currency. The Company translates assets and liabilities of its foreign subsidiaries, where the functional currency is the local currency, into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates prevailing during the year.

For foreign currency transactions, the Company translates these amounts to the Company’s functional currency at the exchange rate effective on the invoice date. If the exchange rate changes between the time of purchase and the time actual payment is made, a foreign exchange transaction gain or loss results which is included in determining net income for the period. The Company recognized a $14.8 million exchange loss for the year ended December 31, 2009, $2.2 million exchange gain for the year ended December 31, 2008, a $0.5 million exchange loss for the period from October 20 to December 31, 2007, and a $0.7 million exchange loss for the period from January 1 to October 19, 2007. These amounts are primarily classified in “Other income and expense, net” in our Consolidated Statement of Operations.

Recent Accounting Pronouncements

In December 2007, the FASB released ASC 810-10-45, “Consolidation – Other Presentation Matters” (“ASC 810-10-45”). This statement requires entities to report noncontrolling (minority) interests as a component of stockholders’ equity on the balance sheet; include all earnings of a consolidated subsidiary in consolidated results of operations; and treat all transactions between an entity and noncontrolling interest holders as equity transactions between the parties. We adopted ASC 810-10-45 as of January 1, 2009 and appropriately applied the presentation and disclosure requirements described above retrospectively.

In March 2008, the FASB issued ASC 815-10-50 “Derivatives and Hedging – Disclosure” (“ASC 815-10-50”). This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures. The Company adopted ASC 815-10-50 as of January 1, 2009 and appropriately applied the disclosure requirements in the accompanying financial statements.

In May 2008, the FASB issued ASC 470-20-65 “Debt with Conversion and Other Options” (“ASC 470-20-65”). The guidance clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. It requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. It also requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The literature requires retrospective application to the terms of instruments, as they existed for all periods presented. The Company adopted the provisions of ASC 470-20-65 on January 1, 2009. The adoption did not have a material impact on our financial statements.

In December 2008, the FASB issued ASC 715-20-65, “Compensation – Retirement Benefits” (“ASC 715-20-65”). ASC 715-20-65 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required shall be provided for fiscal years ending after December 15, 2009. The required disclosures are provided in Note 9.

In May 2009, the FASB issued ASC 855, “Subsequent Events” (“ASC 855”). The objective of this statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. We adopted ASC 855 in the second quarter of fiscal 2009 and the adoption did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value,” which clarifies that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: 1) the quoted price of the identical liability when traded as an asset; 2) quoted prices for similar liabilities or similar liabilities when traded as assets; or 3) another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This statement becomes effective for the first reporting period (including interim periods) beginning after issuance. We adopted this statement during the fourth quarter of fiscal 2009. The adoption did not have an impact on our financial statements.

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures About Fair Value Measurements” (“ASU 2010-6”), which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

Note 2: Business Combinations

Platinum Acquisition

On October 19, 2007, the merger (the “Platinum Acquisition”) of Rhombus Merger Corporation (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Ryerson Holding, with and into Ryerson, was consummated in accordance with the Agreement and Plan of Merger, dated July 24, 2007, by and among Ryerson, Ryerson Holding and Merger Sub (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each outstanding share of Ryerson Common Stock and Series A $2.40 Cumulative Convertible Preferred Stock was converted into the right to receive $34.50 in cash. Upon the closing of the Platinum Acquisition, Ryerson became a wholly-owned subsidiary of Ryerson Holding. Ryerson Holding is 99% owned by Platinum.

Merger Sub was formed solely for the purpose of merging with and into Ryerson. Ryerson is the surviving corporation of the Platinum Acquisition and assumed the obligations of Merger Sub. Also, on October 19, 2007, Merger Sub entered into a 5-year, $1.35 billion revolving credit facility agreement (“Ryerson Credit Facility”) with a maturity date of October 18, 2012. The total $1.35 billion revolving credit facility has an allocation of $1.2 billion to Ryerson’s affiliates in the United States and an allocation of $150 million to Ryerson Canada. Proceeds from the initial borrowings under the Ryerson Credit Facility were used to finance the Platinum Acquisition and pay other costs and expenses related to the transactions.

The Platinum Acquisition has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to the identifiable assets and liabilities based on estimated fair values at the acquisition date. Goodwill recorded in connection with the Platinum Acquisition is not deductible for tax purposes.

A summary of the fair values of the assets acquired and liabilities assumed by the Company is as follows:

	At October 19, 2007
	(In millions)
Cash and cash equivalents	$23.9
Accounts receivable	725.3
Inventories	1,061.5
Prepaid expenses and other current assets	22.9
Investments and advances	0.2
Property, plant & equipment	584.9
Goodwill	70.4
Other intangibles	15.0
Other assets	7.0

Total assets acquired		2,511.1
Current liabilities	(637.1)
Related party long-term debt	(443.7)
Deferred employee benefits and other credits	(365.8)

Total liabilities assumed		(1,446.6)
Noncontrolling interest assumed		(36.9)

Net assets acquired		$1,027.6

The following unaudited pro forma information presents consolidated results of operations for the year ended December 31, 2007 as if the Platinum Acquisition on October 19, 2007 had occurred January 1, 2007:

Pro Forma Year Ended December 31, 2007
(In millions)
Net sales	$6,001.9
Net income	165.1

Note 3: Inventories

Inventories were classified on December 31 as follows:

	At December 31,
	2009	2008
	(In millions)
In process and finished products	$586.7	$796.8

If current cost had been used to value inventories, such inventories would have been $72 million lower than reported at December 31, 2009 and $102 million higher than reported at December 31, 2008. Approximately 88% and 90% of inventories are accounted for under the LIFO method at December 31, 2009 and 2008, respectively. Non-LIFO inventories consist primarily of inventory at our foreign facilities using the weighted-average cost method. Substantially all of our inventories consist of finished products.

During the period from January 1, 2007 to October 19, 2007 as well as the year ended 2008, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current year purchases. The effect of the LIFO liquidations decreased cost of goods sold during the period from January 1, 2007 to October 19, 2007 and for the year ended 2008 by approximately $69 million and $16 million and increased net income by approximately $42 million and $10 million, respectively.

Note 4: Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Land and land improvements	$99.8	$109.3
Buildings and leasehold improvements	180.5	188.5
Machinery, equipment and other	249.8	264.8
Construction in progress	3.1	9.1

Total	533.2	571.7
Less: Accumulated depreciation	(65.5)	(36.2)

Net property, plant and equipment	$467.7	$535.5

The Company recorded a $19.3 million impairment charge in 2009 related to fixed assets. Of this impairment charge, $1.8 related to certain assets that we determined did not have a recoverable carrying value based on the projected undiscounted cash flows, and $17.5 million related to certain assets held for sale in order to recognize the assets at their fair value less cost to sell in accordance with FASB ASC 360-10-35-43, “Property, Plant and Equipment – Other Presentation Matters.” The fair values of each property were determined based on appraisals obtained from a third party as well as pending sales contracts. In total, the Company had $24.0 million of assets held for sale, classified within other current assets as of December 31, 2009.

Note 5: Long-Term Debt

Long-term debt consisted of the following at December 31:

	At December 31,
	2009	2008
	(In millions)
Ryerson Credit Facility	$—	$—
Related Party Long-term Debt	110.0	35.1

Total debt	110.0	35.1
Less:
Short-term Related Party Long-term Debt	110.0	—

Total long-term debt	$—	$35.1

The principal payments required to be made on debt during the next five fiscal years are shown below:

Amount
(In millions)
For the year ended 12/31/10	$110.0
For the year ended 12/31/11	—
For the year ended 12/31/12	—
For the year ended 12/31/13	—
For the year ended 12/31/14	—
For the years ended thereafter	—

Ryerson Credit Facility

On October 19, 2007, Merger Sub, together with certain affiliates including JT Ryerson, entered into the Ryerson Credit Facility, a 5-year, $1.35 billion revolving credit facility agreement with a maturity date of October 18, 2012. The total $1.35 billion revolving credit facility has an allocation of $1.2 billion to Ryerson’s affiliates in the United States and an allocation of $150 million to Ryerson Canada. Initial proceeds from the Ryerson Credit Facility were used to finance the Platinum Acquisition and pay merger related transaction costs.

Borrowings under the Ryerson Credit Facility to support U.S. operations are made by Ryerson. Ryerson provides related party loans as needed by the Company. Ryerson Canada borrows directly under the Ryerson Credit Facility as needed. At December 31, 2009, Ryerson had $250.2 million of outstanding borrowings, $32 million of letters of credit issued and $268 million available under the $1.35 billion Ryerson Credit Facility compared to $518.3 million of outstanding borrowings, $32 million of letters of credit issued and $469 million available at December 31, 2008. Total credit availability is limited by the amount of eligible account receivables and inventory pledged as collateral under the agreement insofar as the Company is subject to a borrowing base comprised of the aggregate of these two amounts, less applicable reserves. Eligible account receivables, at any date of determination, are comprised of the aggregate value of all accounts directly created by a borrower in the ordinary course of business arising out of the sale of goods or the rendition of services, each of which has been invoiced, with such receivables adjusted to exclude various ineligible accounts, including, among other things, those to which a borrower does not have sole and absolute title and accounts arising out of a sale of an employee, officer, director, or affiliate of the borrower. The weighted average interest rate on the borrowings under the Ryerson Credit Facility was 2.1 percent and 2.4 percent at December 31, 2009 and 2008, respectively.

Amounts outstanding under the Ryerson Credit Facility bear interest at a rate determined by reference to the base rate (Bank of America’s prime rate) or a LIBOR rate or, for the Company’s Canadian subsidiary which is a borrower, a rate determined by reference to the Canadian base rate (Bank of America-Canada Branch’s “Base Rate” for loans in U.S. Dollars in Canada) or the BA rate (average annual rate applicable to Canadian Dollar bankers’ acceptances) or a LIBOR rate and the Canadian prime rate (Bank of America-Canada Branch’s “Prime Rate.”). The spread over the base rate and Canadian prime rate is between 0.25% and 1.00% and the spread over the LIBOR and for the bankers’ acceptances is between 1.25% and 2.00%, depending on the amount available to be borrowed. Overdue amounts and all amounts owed during the existence of a default bear interest at 2% above the rate otherwise applicable thereto. Ryerson also pays commitment fees on amounts not borrowed at a rate between 0.25% and 0.35% depending on the average borrowings as a percentage of the total $1.35 billion agreement during a rolling three month period.

Borrowings under the Ryerson Credit Facility are secured by first-priority liens on all of the inventory, accounts receivable, lockbox accounts and related assets of Ryerson Inc., subsidiary borrowers and certain other U.S. subsidiaries of Ryerson Inc. that act as guarantors.

The Ryerson Credit Facility contains covenants that, among other things, restrict Ryerson with respect to the incurrence of debt, the creation of liens, transactions with affiliates, mergers and consolidations, sales of assets and acquisitions. The Ryerson Credit Facility also requires that, if availability under such facility declines to a certain level, Ryerson maintain a minimum fixed charge coverage ratio as of the end of each fiscal quarter.

The Ryerson Credit Facility contains events of default with respect to, among other things, default in the payment of principal when due or the payment of interest, fees and other amounts after a specified grace period, material misrepresentations, failure to perform certain specified covenants, certain bankruptcy events, the invalidity of certain security agreements or guarantees, material judgments and the occurrence of a change of control of Ryerson Holding. If such an event of default occurs, the lenders under the Ryerson Credit Facility will be entitled to various remedies, including acceleration of amounts outstanding under the Ryerson Credit Facility and all other actions permitted to be taken by secured creditors.

The lenders under the Ryerson Credit Facility have the ability to reject a borrowing request if there has occurred any event, circumstance or development that has had or could reasonably be expected to have a material adverse effect on Ryerson. If Ryerson or any significant subsidiaries of the other borrowers becomes insolvent or commences bankruptcy proceedings, all amounts borrowed under the Ryerson Credit Facility will become immediately due and payable.

Amended Credit Facility

On January 26, 2007, Ryerson, together with certain affiliates including JT Ryerson, entered into an amended and restated revolving credit facility of $1.1 billion that would have expired on January 4, 2011. This transaction resulted in a 5-year, $750 million revolving credit facility (the “Amended Credit Facility”). The Amended Credit Facility was repaid and terminated in connection with the Platinum Acquisition (see Note 2) on October 19, 2007.

Securitization Facility

On January 26, 2007, Ryerson Funding LLC, a wholly-owned special purpose subsidiary of JT Ryerson entered into a 5-year, $450 million revolving securitization facility (the “Securitization Facility”). The Securitization Facility was repaid and terminated in connection with the Platinum Acquisition (see Note 2) on October 19, 2007.

$175 Million 3.50% Convertible Senior Notes due 2024

As a result of the Platinum Acquisition (see Note 2), $175 million principal of Ryerson’s 2024 Notes were repurchased and retired between October 20, 2007 and December 31, 2007.

$150 Million 8 1/4% Senior Notes due 2011

As a result of the Platinum Acquisition (see Note 2), $145.9 million principal of Ryerson’s 2011 Notes were repurchased between October 20, 2007 and December 31, 2007 with $4.1 million outstanding at December 31, 2009 and 2008. The 2011 Notes pay interest semi-annually and mature on December 15, 2011.

The 2011 Notes contained covenants, substantially all of which were removed pursuant to an amendment of the 2011 Notes as a result of the tender offer to repurchase the notes upon the Platinum Acquisition.

Related Party Notes

The Company has long-term related party borrowings from a subsidiary of Ryerson. The original loan amounts totaled $893 million. At December 31, 2009, the related party notes (“Notes”) balance outstanding was $700.0 million. The outstanding Notes balance at December 31, 2009 consisted of $420.0 million of variable interest rate Notes, $160.0 million of 5.5% Notes, $110.0 million of 6.0% Notes and $10.0 million of 7.5% Notes as compared to $436.1 million of variable interest rate Notes, $160.0 million of 5.5% Notes, $110.0 million of 6.0% Notes and $10 million of 7.5% Notes at December 31, 2008. The variable rate Notes bear interest at a rate, reset quarterly, of LIBOR plus 2.0% per annum. The variable rate Notes had an interest rate of 2.25% and 5.93% at December 31, 2009 and December 31, 2008. The variable rate Notes are due in 2025. The $160 million 5.5% Notes are due on October 1, 2014 and the $110 million of 6.0% Notes are due on March 1, 2010. The $10.0 million 7.5% Notes had an initial term of one year and are automatically renewed for an additional one year term each year upon maturity.

Borrowings on the Ryerson Credit Facility to fund U.S. operations are initiated by Ryerson. The Company has a long-term related party borrowing arrangement with Ryerson to provide funds as necessary. In addition, if the Company has excess funds, the money is transferred to Ryerson, offsetting the aforementioned indebtedness amounts. Interest is charged based on the current Prime rate. At December 31, 2009 and December 31, 2008, excess funds transferred to Ryerson reflected a receivable to the Company of $961.5 million and $681.0 million, respectively. These amounts are netted with the long-term related party notes balances discussed above based on the right of offset. As a result, at December 31, 2009, the Company has a net long-term notes receivable balance of $371.6 million and a short-term note payable balance of $110.0 million, and a net long term debt payable balance of $35.1 million at December 31, 2008.

Note 6: Stockholders’ Equity

JT Ryerson is a wholly-owned subsidiary of Ryerson. As of December 31, 2009, the Company had 116,259 shares of common stock issued and outstanding with no par value. The common stock of the Company does not contain any conversion or unusual voting rights.

Note 7: Stock-Based Compensation

Employees of the Company participated in various share-based payment plans of Ryerson. Effective January 1, 2006, the Company adopted ASC 718, “Compensation – Stock Compensation”(“ASC 718”) using the modified prospective method, in which compensation cost was recognized beginning with the effective date for (a) all share-based payments granted after the effective date and (b) all awards granted to employees prior to the effective date of ASC 718 that remained unvested on the effective date. In accordance with the modified prospective method, results for prior periods have not been restated.

Prior to the adoption of ASC 718, as permitted under SFAS 123, “Accounting for Stock-Based Compensation”, the Company elected to follow APB 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock-based awards to employees through December 31, 2005. Accordingly, compensation cost for stock options and nonvested stock grants was measured as the excess, if any, of the market price of Ryerson’s common stock at the date of grant over the exercise price and was charged to operating expense over the vesting period. The majority of stock-based compensation expense prior to the adoption of ASC 718 related to performance awards and nonvested stock grants. The following table illustrates stock-based compensation recognized in the statement of operations by category of award:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Stock-based compensation related to:
Performance awards	$—	$—	$—	$19.6
Grants of nonvested stock	—	—	—	2.1
Stock options granted to employees and directors	—	—	—	—
Supplemental savings plan	—	—	—	1.0
Stock appreciation rights	—	—	—	0.5

Stock-based compensation recognized in the statement of operations	$—	$—	$—	$23.2

The total tax benefit realized for the tax deduction for stock-based compensation was $11.5 million for the period October 20, 2007 to December 31, 2007 and $1.9 million for the period January 1 to October 19, 2007.

With the adoption of ASC 718, the Company elected to amortize stock-based compensation for awards granted on or after the adoption date on a straight-line basis over the requisite service (vesting) period for the entire award. The stock-based compensation cost that has been recognized in the statement of operations is included in the Warehousing, delivery, selling, general and administrative line item.

Company Plans

Ryerson had various equity based plans which include the 2002 Incentive Stock Plan, the 1999 Incentive Stock Plan, and the 1995 Incentive Stock Plan (collectively, the “Corporation Equity Plans”). Effective and upon the consummation of the Platinum Acquisition (see Note 2) on October 19, 2007, the Corporation Equity Plans were terminated.

Supplemental Savings Plan

Ryerson’s nonqualified unfunded supplemental savings plan allows highly compensated employees who make the maximum annual 401(k) contributions allowed by the Internal Revenue Code to the savings plan to make additional contributions of their base salary exceeding the IRS-allowed limits to the nonqualified supplemental savings plan and to receive the same level of benefits (including a credit for Company matching contributions) they would have received if those IRS limits did not exist. The nonqualified supplemental savings plan allows deferred amounts to be credited with interest at the rate paid by the qualified savings plan’s most restrictive fund, the Managed Income Portfolio Fund II (or successor fund), or to be accounted for as phantom stock units. The phantom stock units were classified as liability awards. Upon the consummation of the Platinum Acquisition (see Note 2) on October 19, 2007, $3.0 million of the phantom stock units were converted into a deferred account to be credited with interest at the rate paid by the Managed Income Portfolio Fund II.

Summary of Assumptions and Activity

Performance awards are classified as liabilities and remeasured at each reporting date until the date of settlement. Performance awards expense was accelerated during the period ending October 19, 2007, in accordance with certain plan provisions of the Merger Agreement. Effective with the Platinum Acquisition (see Note 2), a portion of the nonvested performance awards vested and were settled with a cash payment of $28.9 million. All remaining nonvested performance awards were canceled upon consummation of the Platinum Acquisition. As of December 31, 2009, there was no unrecognized compensation related to nonvested performance awards since there were no nonvested performance awards outstanding.

The fair value of each share of the Company’s nonvested restricted stock was measured on the grant date. Unrecognized restricted stock expense was accelerated during the period ending October 19, 2007, in accordance with certain plan provisions of the Merger Agreement. Effective with the Platinum Acquisition (see Note 2), all nonvested restricted stock awards vested. As of December 31, 2009, there was no unrecognized compensation related to nonvested restricted stock since there were no nonvested restricted stock awards outstanding. The fair value of shares vested for employees of the Company during the period January 1 to October 19, 2007 was $4.9 million.

No options were granted in 2009, 2008, or 2007. The total intrinsic value of options exercised by employees of the Company during the period January 1 to October 19, 2007 prior to the Platinum Acquisition was $2.9 million and an additional $31.1 million effective with the Platinum Acquisition. Upon the exercise of options, Ryerson issued common stock from its treasury shares. Cash received by Ryerson from option exercises during the period January 1 to October 19, 2007 was $3.0 million. The tax benefit realized from stock options exercised was $11.5 million for period October 20, 2007 to December 31, 2007 and $1.9 million for the period January, 1 2007 to October 19, 2007.

Participation Plan

In 2009, Ryerson Holding adopted the 2009 Participation Plan (as amended and restated, the “Plan”). The purpose of the Plan is to provide incentive compensation to key employees of the Company by granting performance units. The value of the performance units is related to the appreciation in the value of the Company from and after the date of grant and the performance units vest over a period specified in the applicable award agreement, which typically vest over three years. The Plan may be altered, amended or terminated by the

Company at any time. All performance units will terminate upon termination of the plan or expiration on February 15, 2014. Participants in the Plan may be entitled to receive compensation for their vested units if certain performance-based “qualifying events” occur during the participant’s employment with the Company or during a short period following the participant’s death.

There are two “qualifying events” defined in the Plan: (1) A “qualifying sale event” in which there is a sale of some or all of the stock of Ryerson Holding then held by Ryerson Holding’s principal stockholder and (2) A “qualifying distribution” in which Ryerson Holding pays a cash dividend to its principal stockholders. Upon the occurrence of a Qualifying Event, participants with vested units may receive an amount equal to the difference between: (i) the value (as defined by the Plan) of the units on the date of the qualifying event, and (ii) the value of the units assigned on the date of grant. No amounts are due to participants until the total cash dividends and net proceeds from the sale of common stock to Ryerson Holding’s principle stockholder exceeds $875 million. Upon termination, with or without cause, units are forfeited, except in the case of death, as described in the Plan. As of December 31, 2009, 87,500,000 units have been authorized and granted, 8,750,000 units have been forfeited, and 39,375,000 units have vested and 39,375,000 units are nonvested as of the date hereof. The Company is accounting for this Plan in accordance with ASC 718. Since the occurrence of future “qualifying events” is not determinable or estimable, no liability or expense has been recognized to date. The fair value of the performance units at the end of each period are based upon cash dividends to and net proceeds from sales of common stock of Ryerson Holding by its principal stockholders through the end of each period that have occurred or are probable. The fair value of the performance units on their grant date in 2009 and at December 31, 2009, which included cash dividends of $56.5 million paid in 2009 and $213.8 million paid on January 29, 2010, was zero.

Note 8: Derivatives and Fair Value of Financial Instruments

Derivatives

The Company adopted the provisions of FASB ASC 815-10-50, “Derivatives and Hedging—Disclosure” (“ASC 815-10-50”) as of January 1, 2009. This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures.

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency risk, and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating-rate borrowings. We use foreign currency exchange contracts to hedge our Canadian subsidiaries’ variability in cash flows from the forecasted payment of currencies other than the functional currency. From time to time, we may enter into fixed price sales contracts with our customers for certain of our inventory components. We may enter into metal commodity futures and options contracts periodically to reduce volatility in the price of these metals. The Company currently does not account for its derivative contracts as hedges but rather marks them to market with a corresponding offset to current earnings. The fair value of each contract is determined using Level 2 inputs and the market approach valuation technique, as described in FASB ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”).

The following table summarizes the location and fair value amount of our derivative instruments reported in our consolidated balance sheet as of December 31, 2009 and December 31, 2008:

	Asset Derivatives				Liability Derivatives
	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In millions)
Derivatives not designated as hedging instruments under ASC 815
Interest rate contracts	N/A	$—	N/A	$—	Non-current taxes and other liabilities	$1.0	Non-current taxes and other liabilities	$3.3
Foreign exchange contracts	N/A	—	Deferred charges and other non- current assets	0.5	Non-current taxes and other liabilities	0.1	N/A	—
Commodity contracts	Receivables less provision for allowances, claims and doubtful accounts	0.7	N/A	—	N/A	—	Accounts Payable	3.3

Total derivatives		$0.7		$0.5		$1.1		$6.6

The Company’s interest rate forward contracts had a notional amount of $100 million and $160 million as of December 31, 2009 and December 31, 2008, respectively. As of December 31, 2009 and December 31, 2008, the Company’s foreign currency exchange contracts had a U.S. dollar notional amount of $15.9 million and $7.3 million, respectively. As of December 31, 2009 and December 31, 2008, the Company had 428 and 574 metric tons, respectively, of nickel futures or option contracts related to forecasted purchases.

The following table summarizes the location and amount of gains and losses reported in our consolidated statement of operations for the years ended December 31, 2009 and 2008, and the periods from October 20 to December 31, 2007 and January 1 to October 19, 2007:

		Amount of Gain/(Loss) Recognized in Income on Derivatives
		Successor			Predecessor
Derivatives not designated as hedging instruments under ASC 815	Location of Gain/(Loss) Recognized in Income on Derivative	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
		(In millions)
Interest rate contracts	Interest and other expense on debt	$(1.8)	$(2.7)	$(1.3)	$—

Foreign exchange contracts	Other income and (expense), net	(0.3)	0.4	3.8	(1.8)

Commodity contracts	Cost of materials sold	3.5	(4.5)	(0.5)	—

Total		$1.4	$(6.8)	$2.0	$(1.8)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company partially adopted ASC 820, which primarily requires expanded disclosure for assets and liabilities recorded on the balance sheet at fair value. As permitted by ASC 820-10-65-1, the Company adopted the nonrecurring fair value measurement disclosures of nonfinancial assets and liabilities on January 1, 2009. The adoption did not have a material impact on our consolidated financial statements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

1.	Level 1—quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the reporting date.

2.	Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

3.	Level 3—unobservable inputs, such as internally-developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2009:

	At December 31, 2009
	Level 1	Level 2	Level 3
	(In millions)
Assets
Cash equivalents	$—	$80.0	$—
Mark-to-market derivatives	—	0.7	—

Liabilities
Mark-to-market derivatives	—	1.1	—

The following table presents assets and liabilities measured and recorded at fair value on our Consolidated Balance Sheets on a non-recurring basis and their level within the fair value hierarchy as of December 31, 2009:

	At December 31, 2009
	Level 1	Level 2	Level 3
	(In millions)
Assets
Impaired assets (Note 4)	$—	$27.2	$—

The carrying and estimated fair values of the Company’s financial instruments at December 31, 2009 and December 31, 2008 were as follows:

	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)
Cash and cash equivalents	$88.5	$88.5	$67.7	$67.7
Receivables less provision for allowances, claims and doubtful accounts	324.9	324.9	473.9	473.9
Related party notes receivable	371.6	371.6	—	—
Accounts payable	159.8	159.8	171.6	171.6
Related party debt	110.0	110.0	35.1	35.1

The estimated fair value of the Company’s cash and cash equivalents, receivables less provision for allowances, claims and doubtful accounts, related party notes receivable, and related party debt, and accounts payable approximate their carrying amounts due to the short-term nature of these financial instruments.

Note 9: Employee Benefits

The Company adopted FASB ASC 715, “Compensation – Retirement Benefits” (“ASC 715”) in the fourth quarter of 2006. In addition to requirements for an employer to recognize in its consolidated balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, ASC 715 requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year.

Prior to January 1, 1998, the Company’s non-contributory defined benefit pension plan covered certain employees, retirees and their beneficiaries. Benefits provided to participants of the plan were based on pay and years of service for salaried employees and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

Effective January 1, 1998, the Company froze the benefits accrued under its defined benefit pension plan for certain salaried employees, and instituted a defined contribution plan. Effective March 31, 2000, benefits for certain salaried employees of J. M. Tull Metals Company and AFCO Metals, subsidiaries that were merged into JT Ryerson, were similarly frozen, with the employees becoming participants in the Company’s defined contribution plan. Salaried employees who vested in their benefits accrued under the defined benefit plan at December 31, 1997, and March 31, 2000, are entitled to those benefits upon retirement. Certain transition rules have been established for those salaried employees meeting specified age and service requirements. For the years ended December 31, 2009 and 2008, the periods October 20 to December 31, 2007, and January 1 to October 19, 2007 expense recognized for its defined contribution plans was $4.2 million, $9.7 million, $1.6 million, and $9.8 million, respectively. The Company temporarily froze company matching 401(k) contributions beginning in February 2009 through December 31, 2009, resulting in the decrease in expense from prior years.

In February and December 2009, the Company amended the terms of two of our Canadian post-retirement medical and life insurance plans which effectively eliminated benefits to a group of employees unless these individuals agreed to retire by October 1, 2010. These actions meet the definition of a curtailment under FASB ASC 715-30-15 and resulted in a curtailment gain of approximately $2 million for the year ended December 31, 2009.

The Company has other deferred employee benefit plans, including supplemental pension plans, the liability for which totaled $15.7 million at December 31, 2009 and $14.4 million at December 31, 2008.

Summary of Assumptions and Activity

The tables included below provide reconciliations of benefit obligations and fair value of plan assets of the Company plans as well as the funded status and components of net periodic benefit costs for each period related to each plan. The Company uses a December 31 measurement date to determine the pension and other postretirement benefit information. The Company also used a measurement date of October 19, 2007 due to the Platinum Acquisition. The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for U.S. plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.80%	6.30%	6.50%	6.20%
Discount rate for calculating net periodic benefit cost	6.30	6.50	6.20	5.90
Expected rate of return on plan assets	8.75	8.75	8.75	8.75
Rate of compensation increase	4.00	4.00	4.00	4.00

The expected rate of return on U.S. plan assets is 8.75% for 2010.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily health care, for U.S. plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.70%	6.30%	6.40%	6.15%
Discount rate for calculating net periodic benefit cost	6.30	6.40	6.15	5.85
Rate of compensation increase	4.00	4.00	4.00	4.00

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Pension Benefits for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Expected rate of return on plan assets	7.00	7.00	6.50	7.00
Rate of compensation increase	3.50	3.50	3.50	3.50

The expected rate of return on Canadian plan assets is 7.00% for 2010.

The assumptions used to determine benefit obligations at the end of the periods and net periodic benefit costs for the Other Postretirement Benefits, primarily healthcare, for Canadian plans were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Discount rate for calculating obligations	5.75%	7.50%	5.50%	5.75%
Discount rate for calculating net periodic benefit cost	7.50	5.50	5.75	5.25
Rate of compensation increase	3.50	3.50	3.50	3.50

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Change in Benefit Obligation
Benefit obligation at beginning of period	$726	$725	$194	$225
Service cost	2	3	2	2
Interest cost	44	45	12	14
Plan amendments	2	—	(1)	2
Actuarial (gain) loss	37	8	(22)	(34)
Curtailment gain	—	—	(2)	—
Effect of changes in exchange rates	7	(10)	2	(4)
Benefits paid (net of participant contributions and Medicare subsidy)	(49)	(45)	(11)	(11)

Benefit obligation at end of period	$769	$726	$174	$194

Accumulated benefit obligation at end of period	$765	$723	N/A	N/A

Change in Plan Assets
Plan assets at fair value at beginning of period	$430	$629	$—	$—
Actual return (loss) on plan assets	51	(161)	—	—
Employer contributions	8	17	12	12
Effect of changes in exchange rates	6	(10)	—	—
Benefits paid (net of participant contributions)	(49)	(45)	(12)	(12)

Plan assets at fair value at end of period	$446	$430	$—	$—

Reconciliation of Amount Recognized
Funded status	$(323)	$(296)	$(174)	$(194)

Amounts recognized in balance sheet consist of:
Current liabilities	$—	$—	$(14)	$(13)
Noncurrent liabilities	(323)	(296)	(160)	(181)

Net benefit liability at the end of the period	$(323)	$(296)	$(174)	$(194)

Canadian benefit obligations represented $49 million and $35 million of the Company’s total Pension Benefits obligations at December 31, 2009 and 2008, respectively. Canadian plan assets represented $46 million and $35 million of the Company’s total plan assets at fair value at December 31, 2009 and 2008, respectively. In addition, Canadian benefit obligations represented $15 million and $14 million of the Company’s total Other Benefits obligation at December 31, 2009 and 2008, respectively.

Amounts recognized in accumulated other comprehensive income (loss) at December 31, 2009 and 2008 consist of the following:

	At December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in accumulated other comprehensive income (loss), pre–tax, consists of
Net actuarial (gain) loss	$249	$213	$(67)	$(48)
Prior service cost	2	—	1	2

Total	$251	$213	$(66)	$(46)

Net actuarial losses of $5.9 million and prior service costs of $0.2 million for pension benefits and net actuarial gains of $4.7 million and $0.1 million of prior service costs for other postretirement benefits are expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year.

Amounts recognized in other comprehensive income (loss) for the years ended December 31, 2009 and 2008 consist of the following

	Year Ended December 31,
	Pension Benefits		Other Benefits
	2009	2008	2009	2008
	(In millions)
Amounts recognized in other comprehensive income (loss), pre–tax, consists of
Net actuarial loss (gain)	$35	$221	$(22)	$(33)
Amortization of net actuarial gain	—	—	3	—
Prior service cost (credit)	2	—	(1)	2

Total recognized in other comprehensive income (loss)	$37	$221	$(20)	$(31)

For measurement purposes for U.S. plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 9 percent for all participants, grading down to 5 percent in 2017, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 9 percent for participants greater than 65 years old in 2008, grading down to 5 percent in 2015, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2009, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 5 percent in 2023, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2008, the annual rate of increase in the per capita cost of covered health care benefits for the Company’s salaried plan was 10 percent per annum, grading down to 6 percent in 2012, and 12 percent per annum, grading down to 6 percent in 2014 for the Company’s bargaining plan, the level at which it is expected to remain. For measurement purposes for U.S. plans at December 31, 2007 and October 19, 2007, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 10 percent for participants greater than 65 years old in 2007, grading down to 5 percent in 2012, the level at which it is expected to remain. For measurement purposes for Canadian plans at December 31, 2007 and October 19, 2007, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent per annum, grading down to 6 percent in 2013, the level at which it is expected to remain.

	Pension Benefits				Other Benefits
	Successor			Predecessor	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Components of net periodic benefit cost
Service cost	$2	$3	$1	$4	$2	$3	$1	$3
Interest cost	45	45	9	32	12	13	3	9
Expected return on assets	(49)	(52)	(11)	(40)	—	—	—	—
Amortization of prior service cost (credit)	—	—	—	1	—	—	—	(4)
Recognized actuarial loss (gain)	—	—	—	8	(3)	—	—	1
Curtailment gain	—	—	—	—	(2)	—	—	—

Net periodic benefit cost (credit)	$(2)	$(4)	$(1)	$5	$9	$16	$4	$9

The assumed health care cost trend rate has an effect on the amounts reported for the health care plans. For purposes of determining net periodic benefit cost for U.S plans, the annual rate of increase in the per capita cost of covered health care benefits was 8.5 percent for participants less than 65 years old and 9 percent for participants greater than 65 years old for the year ended December 31, 2009, grading down to 5 percent in 2015. For purposes of determining net periodic benefit cost for Canadian plans, the annual rate of increase in the per capita cost of covered health care benefits was 12 percent for the year ended December 31, 2009, grading down to 5 percent in 2023. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	1% increase	1% decrease
	(In millions)
Effect on service cost plus interest cost	$0.8	$(0.7)
Effect on postretirement benefit obligation	9.0	(7.4)

Pension Trust Assets

The expected long-term rate of return on pension trust assets is 7.00% to 8.75% based on the historical investment returns of the trust, the forecasted returns of the asset classes and a survey of comparable pension plan sponsors.

The Company’s pension trust weighted-average asset allocations at December 31, 2009 and 2008, by asset category are as follows:

	Trust Assets at December 31,
	2009	2008
Equity securities	64.0%	58.6%
Debt securities	26.6	26.2
Real Estate	4.8	10.1
Other	4.6	5.1

Total	100.0%	100.0%

The Board of Directors of Ryerson has general supervisory authority over the Pension Trust Fund and approves the investment policies and plan asset target allocation. An internal management committee provides on-going oversight of plan assets in accordance with the approved policies and asset allocation ranges and has the authority to appoint and dismiss investment managers. The investment policy objectives are to maximize long-term return from a diversified pool of assets while minimizing the risk of large losses, and to maintain adequate liquidity to permit timely payment of all benefits. The policies include diversification requirements and restrictions on concentration in any one single issuer or asset class. The currently approved asset investment classes are cash; fixed income; domestic equities; international equities; real estate; private equities and hedge funds of funds. Company management allocates the plan assets among the approved investment classes and provides appropriate directions to the investment managers pursuant to such allocations. The approved target ranges and allocations as of the December 31, 2009 and 2008 measurement dates were as follows:

	Range	Target
Equity securities	30-85%	73%
Debt securities	5-50	13
Real Estate	0-15	9
Other	0-15	5

Total		100%

The fair value of Ryerson’s pension plan assets at December 31, 2009 by asset category are as follows:

	Fair Value Measurements at December 31, 2009
Asset Category	Total	Level 1	Level 2	Level 3
	(In millions)
Cash	$1.3	$1.3	$—	$—
Equity securities:
US large cap	131.8	131.8	—	—
US small/mid cap	39.7	39.7	—	—
Canadian large cap	12.9	12.9	—	—
Canadian small cap	1.1	1.1	—	—
Other international companies	66.0	66.0	—	—
Emerging market companies	4.0	4.0	—	—
Fixed income securities:
U.S. Treasuries	16.5	16.5	—	—
Investment grade debt	47.3	47.3	—	—
Non-investment grade debt	23.8	23.8	—	—
Municipality / non-corporate debt	0.1	0.1	—	—
Emerging market debt	11.6	11.6	—	—
Asset backed debt	1.8	1.8	—	—
Agency non-mortgage debt	1.0	1.0	—	—
Agency mortgage debt	9.2	9.2	—	—
Mortgage-backed securities	6.7	6.7	—	—
Sub-prime securities	0.8	0.8	—	—
Other types of investments:
Multi-strategy funds	19.2	—	—	19.2
Private equity funds	29.8	—	—	29.8
Real estate	21.4	—	—	21.4

Total	$446.0	$375.6	$—	$70.4

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Multi-Strategy Hedge funds	Private Equity Funds	Real Estate	Total
Beginning balance at December 31, 2008	$19.0	$29.1	$39.8	$87.9
Actual return on plan assets:
Relating to assets still held at the reporting date	0.2	0.7	(18.4)	(17.5)

Ending balance at December 31, 2009	$19.2	$29.8	$21.4	$70.4

Securities listed on one or more national securities exchanges are valued at their last reported sales price on the date of valuation. If no sale occurred on the valuation date, the security is valued at the mean of the last “bid” and “ask” prices on the valuation date.

Corporate and government bonds which are not listed or admitted to trading on any securities exchanges are valued at the average mean of the last bid and ask prices on the valuation date based on quotations supplied by recognized quotation services or by reputable broker dealers.

The non-publicly traded securities, other securities or instruments for which reliable market quotations are not available are valued at each investment manager’s discretion. Valuations will depend on facts and circumstances known as of the valuation date and application of certain valuation methods.

Contributions

The Company contributed $7.5 million for the year ended December 31, 2009, $16.8 million for the year ended December 31, 2008, $0.3 million for the period October 20, 2007 to December 31, 2007, and $12.4 million for the period January 1, 2007 to October 19, 2007 to improve the funded status of the plans. The Company anticipates that it will have a minimum required pension contribution funding of approximately $46 million in 2010.

Estimated Future Benefit Payments

	Pension Benefits	Other Benefits
	(In millions)
2010	$50.0	$15.8
2011	50.5	15.8
2012	51.4	15.7
2013	52.2	15.5
2014	52.8	15.2
2015-2019	273.9	73.5

Note 10: Restructuring Charges

The following summarizes restructuring accrual activity for the years ended December 2009 and 2008, periods October 20, 2007 to December 31, 2007, and January 1, 2007 to October 19, 2007:

	Employee related costs	Tenancy and other costs	Total restructuring costs
	(In millions)
Predecessor
Balance at January 1, 2007	$2.2	$1.3	$3.5
Restructuring charges	4.3	0.8	5.1
Cash payments	(2.3)	(0.7)	(3.0)
Non-cash adjustments	(0.7)	(0.6)	(1.3)

Balance at October 19, 2007	$3.5	$0.8	$4.3

Successor
Exit plan liability assumed in acquisition	$111.5	$3.2	$114.7
Cash payments	(14.8)	(0.2)	(15.0)
Non-cash adjustments	(57.9)	—	(57.9)

Balance at December 31, 2007	$38.8	$3.0	$41.8
Adjustment to plan liability	(4.1)	(0.3)	(4.4)
Cash payments	(28.1)	(1.2)	(29.3)
Reduction to reserve	(0.4)	—	(0.4)

Balance at December 31, 2008	$6.2	$1.5	$7.7
Adjustment to plan liability	—	(0.3)	(0.3)
Cash payments	(6.1)	(0.3)	(6.4)
Reclassifications	0.4	(0.4)	—
Reduction to reserve	(0.1)	—	(0.1)

Balance at December 31, 2009	$0.4	$0.5	$0.9

2009

During 2009, the Company paid $6.4 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $0.3 million reduction to the exit plan liability primarily due to lower property taxes on closed facilities than estimated in the initial restructuring plan. The reduction to the exit plan liability reduced goodwill by $0.2 million, net of tax. In addition, the Company recorded a $0.1 million reduction to the exit plan liability in the fourth quarter of 2009 which was credited to warehousing, delivery, selling, general and administrative expense. The remaining balance as of December 31, 2009 is expected to be paid during 2010.

2008

During 2008, the Company paid $29.3 million related to the exit plan liability recorded on October 19, 2007, as part of the Platinum Acquisition. The Company also recorded a $4.4 million reduction to the exit plan liability primarily due to 277 fewer employee terminations than anticipated in the initial restructuring plan. The reduction to the exit plan liability reduced goodwill by $2.6 million, net of tax. The Company also recorded a $0.4 million reduction to the exit plan liability in the fourth quarter of 2008 which was credited to operating expense.

2007

On October 19, 2007, as part of the Platinum Acquisition, the Company recorded a liability of $114.7 million for exit costs assumed in the acquisition, which are the result of a preliminary plan of facility consolidations and organizational restructuring. The liability consists of future cash outlays for employee-related costs, including severance for 1,148 employees and employee relocation costs, totaling $53.6 million, future cash outlays for tenancy and other costs totaling $3.2 million and non-cash costs of $57.9 million for pensions and other postretirement benefits, which are shown as a reduction in the table above as such amounts are included in the deferred employee benefits liability at December 31, 2007.

From January 1, 2007 through October 19, 2007, the Company recorded a charge to earnings of $5.1 million due to workforce reductions and other tenancy obligations resulting from our integration of Integris Metals, Inc. Included in the charges were future cash outlays for employee-related costs of $3.6 million, including severance for 153 employees, non-cash costs of $0.7 million for pensions and other postretirement benefits, $0.2 million for future lease payments for closed facilities and non-cash costs of $0.6 million for impairment of leased facilities.

Note 11: Income Taxes

The elements of the provision for income taxes were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Income (loss) before income tax:
Federal	$(29.6)	$77.8	$5.0	$108.7
Foreign	(14.2)	30.1	8.0	27.3

	$(43.8)	$107.9	$13.0	$136.0

Current income taxes:
Federal	$(2.4)	$53.2	$(1.5)	$(20.3)
Foreign	(1.9)	10.0	2.6	9.5
State	1.5	5.7	0.1	0.6

	(2.8)	68.9	1.2	(10.2)
Deferred income taxes	(9.8)	(29.7)	3.6	58.0

Total tax provision (benefit)	$(12.6)	$39.2	$4.8	$47.8

Income taxes differ from the amounts computed by applying the federal tax rate as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(In millions)
Federal income tax expense computed at statutory tax rate of 35%	$(15.3)	$37.8	$4.5	$47.6
Additional taxes or credits from:
State and local income taxes, net of federal income tax effect	1.2	3.7	—	2.8
Domestic production activities	(1.3)	(2.2)	—	—
Other non-deductible expenses	0.1	0.6	0.3	0.8
Canadian taxes	3.0	(0.6)	(0.2)	(0.1)
Tax examination settlement and expiration of statute of limitations	—	—	—	(3.6)
Valuation allowance	—	—	—	0.2
All other, net	(0.3)	(0.1)	0.2	0.1

Total income tax provision (benefit)	$(12.6)	$39.2	$4.8	$47.8

The components of the deferred income tax assets and liabilities arising under FASB ASC 740, “Income Taxes,” were as follows:

	At December 31,
	2009	2008
	(In millions)

Deferred tax assets:
Post-retirement benefits other than pensions	$70	$76
State net operating loss carryforwards	3	2
Bad debt allowances	3	5
Pension liability	130	114
Restructuring and shut down reserves	2	1
Other deductible temporary differences	17	21

	$225	$219

Deferred tax liabilities:
Fixed asset basis difference	121	130
Other intangibles	4	5
Inventory basis difference	93	95

	218	230

Net deferred tax asset (liability)	$7	$(11)

The Company’s financial statements recognize the current and deferred income tax consequences that result from the Company’s activities during the current and preceding periods pursuant to the provisions of FASB ASC 740, “Income Taxes,” as if the Company were a separate taxpayer rather than a member of the parent company’s consolidated income tax return group. Differences between the Company’s separate company income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company’s tax sharing arrangement with the parent company have been recognized as capital contributions from, or dividends to, the parent company. Current taxes payable are included in the related party payable line item in the Company’s balance sheet.

At December 31, 2009 and December 31, 2008, the deferred tax asset related to the Company’s postretirement benefits other than pensions was $70 million and $76 million, respectively. At December 31, 2009 and December 31, 2008, the Company also had a deferred tax asset related to the Company’s pension liability of $130 million and $114 million, respectively. To the extent that future annual charges continue to exceed amounts deductible for tax purposes, these deferred tax assets will continue to grow. Thereafter, even if the Company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 20-year carryforward period for that loss.

The Company had $3 million, net of tax, state net operating loss (“NOL”) carryforwards available at December 31, 2009. The deferred tax asset for state NOL carryforwards is reviewed for recoverability based on historical taxable income, the expected reversal of existing temporary differences, tax planning strategies, and, most importantly, on projections of future taxable income. A valuation allowance of $0.2 million has been provided representing the amount that the Company does not expect to be able to utilize prior to their expiration in 2010-2029.

At December 31, 2009 the Company had approximately $71.2 million of undistributed foreign earnings. The Company has not recognized any U.S. tax expense on these earnings since it intends to reinvest the earnings outside the U.S. for the foreseeable future.

Effective January 1, 2007, the Company adopted the provisions of ASC 740 relating to the accounting for uncertainty in income taxes. These provisions clarify the accounting for uncertainty in income taxes to be recognized in an enterprise’s financial statements and prescribe a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As a result of the implementation, the Company recognized a $1.5 million increase to reserves for uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
(In millions)

Predecessor
Unrecognized tax benefits balance at January 1, 2007	$11.1
Gross increases – tax positions in prior periods	0.2
Gross decreases – tax positions in prior periods	(2.9)
Settlements	(3.5)

Unrecognized tax benefits balance at October 19, 2007	$4.9

Successor
Unrecognized tax benefits balance at October 20, 2007	$4.9
Gross increases – tax positions in prior periods	—

Unrecognized tax benefits balance at December 31, 2007	$4.9
Gross increases – tax positions in prior periods	0.4
Gross decreases – tax positions in prior periods	(1.0)

Unrecognized tax benefits balance at December 31, 2008	$4.3
Gross increases – tax positions in prior periods	0.1
Gross decreases – tax positions in prior periods	(0.2)

Unrecognized tax benefits balance at December 31, 2009	$4.2

Ryerson and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2006. Substantially all state and local income tax matters have been concluded through 1999. However, a change by a state in subsequent years would result in an insignificant change to the Company’s state tax liability. The Company has substantially concluded foreign income tax matters through 2003 for all significant foreign jurisdictions.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 and 2008, we had approximately $1.4 million and $1.3 million of accrued interest related to uncertain tax positions, respectively. Total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $2.7 million and $2.8 million as of December 31, 2009 and 2008, respectively.

Note 12: Goodwill

The following is a summary of changes in the carrying amount of goodwill:

Carrying Amount
(In millions)
Balance at January 1, 2008	$68.5
Adjustments to purchase price	6.4

Balance at December 31, 2008	$74.9
Adjustments to purchase price	(4.5)
Changes due to foreign currency translation	(0.5)

Balance at December 31, 2009	$69.9

In 2009 and 2008, the Company adjusted the fair value of the assets acquired and liabilities assumed as part of the Platinum Acquisition totaling $(4.5) million and $6.4 million, respectively.

Note 13: Intangible Assets

The following summarizes the components of intangible assets at December 31, 2009 and 2008:

	December 31, 2009			December 31, 2008
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$14.9	$(2.5)	$12.4	$15.0	$(1.4)	$13.6

Amortization expense related to intangible assets for the year ended December 31, 2009 was $1.1 million, for the year ended December 31, 2008 was $1.2 million, for the periods October 20 to December 31, 2007 was $0.2 million, and January 1 to October 19, 2007 was $3.1 million.

Other intangible assets were amortized primarily over a period of 3 to 5 years up to and including October 19, 2007 and over a period of 13 years on and after October 20, 2007. Estimated amortization expense related to intangible assets at December 31, 2009, for each of the years in the five year period ending December 31, 2014 and thereafter is as follows:

Estimated Amortization Expense
(In millions)
For the year ended 12/31/10	$1.2
For the year ended 12/31/11	1.2
For the year ended 12/31/12	1.2
For the year ended 12/31/13	1.2
For the year ended 12/31/14	1.2
For the years ended thereafter	6.4

Note 14: Sales by Product

The Company derives substantially all of its sales from the distribution of metals. The following table shows the Company’s percentage of sales by major product line:

	Successor			Predecessor
Product Line	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
	(Percentage of Sales)
Stainless	26%	30%	34%	36%
Aluminum	22	20	21	22
Carbon flat rolled	26	25	26	24
Bars, tubing and structurals	8	9	8	7
Fabrication and carbon plate	12	11	7	7
Other	6	5	4	4

Total	100%	100%	100%	100%

No customer accounted for more than 10 percent of Company sales for the years ended December 31, 2009 and 2008, or for the periods from October 20 to December 31, 2007, January 1 to October 19, 2007. A significant majority of the Company’s sales are attributable to its U.S. operations and a significant majority of its long-lived assets are located in the United States. The only operations attributed to a foreign country relate to the Company’s subsidiaries in Canada, which comprised 10 percent, 10 percent, 13 percent, and 10 percent of the Company’s sales during the years ended December 31, 2009 and 2008, the periods October 20, 2007 to December 31, 2007, and January 1, 2007 to October 19, 2007; Canadian assets were 12 percent and 10 percent, of consolidated assets at December 31, 2009 and 2008.

Note 15: Comprehensive Income

The following sets forth the components of comprehensive income:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 20 to December 31, 2007	January 1 to October 19, 2007
Net income (loss)	$(31.2)	$68.7	$8.2	$88.2
Other comprehensive income (loss):
Foreign currency translation adjustments	28.7	(44.0)	(2.9)	33.0
Changes in unrecognized benefit costs, net of tax benefit of $7.7 in 2009, tax benefit of $72.7 in 2008, tax provision of $8.2 for the period from October 20, 2007 to December 31, 2007, and tax benefit of $4.2 for the period from January 1, 2007 to October 19, 2007	(11.1)	(114.7)	13.0	(6.4)
Unrealized loss on derivative instruments	—	—	—	(1.0)

Total comprehensive income (loss)	(13.6)	(90.0)	18.3	113.8
Less: Comprehensive income (loss) attributable to noncontrolling interest	3.3	(4.8)	0.5	10.1

Comprehensive income (loss) attributable to Joseph T. Ryerson & Son, Inc.	$(16.9)	$(85.2)	$17.8	$103.7

Note 16: Commitments and Contingencies

Guarantees

JT Ryerson and certain of its subsidiaries are contingently liable, as a guarantor, for the obligations of certain indebtedness of Ryerson. At December 31, 2009, the maximum potential amount of future payments under the guarantees was approximately $479.1 million. The Company has pledged as collateral on a senior secured basis the capital stock or other equity interests of each directly owned domestic subsidiary and 65% of the capital stock or other equity interests of each directly owned foreign subsidiary in connection with Ryerson debt outstanding at December 31, 2009. The Company has pledged as collateral on a second-priority basis by a lien the assets that secure Ryerson obligations under the revolving Ryerson Credit Facility.

Lease Obligations & Other

The Company leases buildings and equipment under noncancelable operating leases expiring in various years through 2020. Future minimum rental commitments are estimated to total $96.6 million, including approximately $19.4 million in 2010, $15.4 million in 2011, $11.8 million in 2012, $9.1 million in 2013, $6.9 million in 2014 and $34.0 million thereafter.

Rental expense under operating leases totaled $24.9 million for the year ended December 31, 2009, $30.0 million for the year ended December 31, 2008, $6.6 million for the period October 20 to December 31, 2007, and $23.4 million for the period January 1 to October 19, 2007.

To fulfill contractual requirements for certain customers in 2009, the Company has entered into certain fixed-price noncancellable contractual obligations. These purchase obligations which will all be paid in 2010 aggregated $36.1 million at December 31, 2009.

There are various claims and pending actions against the Company. The amount of liability, if any, for those claims and actions at December 31, 2009 is not determinable but, in the opinion of management, such liability, if any, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Concentrations of Various Risks

The Company’s financial instruments consist of cash, accounts receivable, derivative instruments, accounts payable, and notes payable. In the case of cash, accounts receivable and accounts payable, the carrying amount on the balance sheet approximates the fair values due to the short-term nature of these instruments. The derivative instruments are marked to market each period. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of notes payable approximates the fair values.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of derivative financial instruments and trade accounts receivable. Our derivative financial instruments are contracts placed with major financial institutions. Credit is generally extended to customers based upon an evaluation of each customer’s financial condition, with terms consistent in the industry and no collateral required. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across geographic areas.

The Company has signed supply agreements with certain vendors which may obligate the Company to make cash deposits based on the spot price of aluminum at the end of each month. These cash deposits offset amounts payable to the vendor when inventory is received. We made no cash deposits for the year ended December 31, 2009. We have no exposure at December 31, 2009.

Approximately 18% of our total labor force is covered by collective bargaining agreements. There are collective bargaining agreements that will expire in fiscal 2010, which cover approximately 2% of our total labor force. We believe that our overall relationship with our employees is good.

Litigation

From time to time, we are named as a defendant in legal actions incidental to our ordinary course of business. We do not believe that the resolution of these claims will have a material adverse effect on our financial position, results of operations or cash flows. We maintain liability insurance coverage to assist in protecting our assets from losses arising from or related to activities associated with business operations.

On April 22, 2002, Champagne Metals, an Oklahoma metals service center that processes and sells aluminum products, sued us and six other metals service centers in the United States District Court for the Western District of Oklahoma. Champagne Metals alleged a conspiracy among the defendants to induce or coerce aluminum suppliers to refuse to designate it as a distributor in violation of federal and state antitrust laws and tortious interference with business and contractual relations. The complaint sought damages with the exact amount to be determined at trial. Champagne Metals also sought treble damages on its antitrust claims and sought punitive damages in addition to actual damages on its other claim. On May 12, 2009, the parties resolved all matters by agreement. Under the terms of this agreement we made a cash payment of $2.6 million to Champagne Metals. On June 12, 2009 the matter was dismissed with prejudice.

Note 17: Gain on Sale of Assets

During the year ended December 31, 2009, we sold certain facilities and equipment for $17.3 million and recorded a gain on sale of $3.3 million pretax, or $2.0 million after tax.

During the period January 1, 2007 to October 19, 2007, we sold certain facilities and equipment for $23.5 million and recorded a gain on sale of $7.2 million pretax, or $4.4 million after tax.

Note 18: Related Party

In addition to the related party long-term debt discussed in Note 5, the Company has a $88.4 million and $105.1 million related party payable outstanding at December 31, 2009 and 2008, respectively. The amounts outstanding primarily are related to general services and federal income taxes payable to Ryerson.

Note 19: Subsequent Events

On January 26, 2010, the Company acquired all of the issued and outstanding capital stock of Texas Steel Processing, Inc., a steel plate processor based in Houston, Texas. The acquisition is not material to our consolidated statement of operations and consolidated balance sheet.